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              [FRIEDMAN, BILLINGS, RAMSEY & CO., INC. LETTERHEAD]

                                  July 5, 2005



VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Owen Pinkerton and Michael McTiernan



                         Medical Properties Trust, Inc.
                       Registration Statement on Form S-11
                               File No. 333-119957
                       -----------------------------------


Ladies and Gentlemen:

     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"), we, the underwriters, hereby join with Medical Properties Trust, Inc. in requesting that the effective date for the Registration Statement referred to above be accelerated so that such Registration Statement will become effective at 4:00 p.m. EDT on July 7, 2005, or as soon thereafter as practicable. The undersigned hereby confirm that we are aware of our responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of common stock of Medical Properties Trust, Inc. specified in the above captioned Registration Statement.



                                     Sincerely,



                                     Friedman, Billings, Ramsey & Co., Inc
                                     J.P. Morgan Securities Inc.
                                     Wachovia Capital Markets, LLC
                                     Stifel, Nicolaus & Company, Incorporated


                                     By: Friedman, Billings, Ramsey & Co., Inc.,
                                         as representative of the several
                                         underwriters


                                     By: /s/ James R. Kleeblatt
                                         ---------------------------------------
                                     Name: James R. Kleeblatt
                                           -------------------------------------
                                     Title: Senior Managing Director
                                            ------------------------------------